March 8, 2012

VIA EDGAR AND OVERNIGHT MAIL

Mr. James B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Universal Insurance Holdings, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 8, 2011, File No. 001-33251

Comment Letter Dated March 7, 2012

Dear Mr. Rosenberg:

This letter is in response to your comment letter dated March 7, 2012 regarding our Form 10-Q for the quarterly period ended September 30, 2011. Your comment is repeated below followed by our response.

Please note that this response will be incorporated, where appropriate, into our future periodic reports, including our Form 10-K Annual Report that we expect to file shortly.

Note 14, Subsequent Events, page 26

1.	Please tell us the business purpose of your reinsurance arrangements with T25. In your response, please address why you annually commute the contract and enter into a new contract and discuss any additional requirements you could have to fund T25 in the event that losses exceed the amount of collateral in the trust. Also, tell us the effect of this agreement on your financial position, results of operations, cash flows and liquidity. In addition, please tell us why you do not believe the restricted cash should be classified in your condensed consolidated balance sheet outside of cash and cash equivalents. Consider, as necessary, proposing disclosure to be included in applicable sections of future filings to clarify the nature, purpose and effects of this arrangement.

Response:

Universal Insurance Holdings, Inc. (“UIH”) owns and maintains a segregated account, Segregated Account T25 – Universal Insurance Holdings of White Rock Insurance (SAC) Ltd. (“T25”), established in accordance with Bermuda law. T25 enters into underlying

1110 W. Commercial Blvd. • Suite 100 • Fort Lauderdale, FL 33309 • Ph. 954-958-1200 • Fax. 954-958-1201

excess catastrophe contracts with Universal Property & Casualty Insurance Company (“UPCIC”), a wholly-owned subsidiary of UIH, for the purpose of assuming the risk of certain policies issued by UPCIC covering certain loss occurrences, including hurricanes. The agreements between T25 and UPCIC are a cost-effective alternative to reinsurance that UPCIC would otherwise purchase from third-party reinsurers. These agreements provide benefits to UPCIC in “no-loss” years that cannot be replicated in the open reinsurance market. These benefits include the return to UPCIC of a substantial portion of the earned reinsurance premiums under the contract. All the related intercompany transactions with respect to these agreements are eliminated in consolidation.

Under the T25 agreement effective June 1, 2011 through May 31, 2012, T25 retained a maximum, pre-tax liability of $140.2 million for the first catastrophic event up to $1.781 billion of losses. UPCIC was required to make premium installment payments aggregating $111.4 million to T25, subject to the terms of the agreement. UIH secured the obligations of T25 to UPCIC under the contract by contributing the amount of T25’s liability for losses, net of UPCIC’s required premium payments and expenses thereon, to a trust account as collateral. The trust account was funded with the amount of required collateral at the inception of the agreement and invested in a highly liquid, cash reserve fund. The collateral was available to be used to pay any claims that may have arisen from the occurrence of covered events. The amount of collateral was required to be held in trust for the benefit of UPCIC until the occurrence of a covered event, expiration or termination of the agreement between T25 and UPCIC. UIH has no requirement to fund the T25 in the event losses exceed the amount of collateral held in trust.

Reinsurance agreements between T25 and UPCIC are generally terminated on or about May 31 and December 31 each year and replaced with similarly structured agreements effective June 1 and January 1, respectively. The terminations effective May 31 are intended to coordinate and integrate the replacement contracts into the Company’s overall reinsurance program and the related changes to limits and retention levels for the subsequent contract year (i.e., June 1 through May 31). The terminations effective December 31 are intended to provide the aforementioned benefit of return premium to UPCIC.

The T25 agreement effective June 1, 2011 through May 31, 2012 was terminated effective December 31, 2011, pursuant to the terms of the agreement. In anticipation of the termination of the agreement, the affiliates agreed to release a portion of the funds held in trust to the beneficiary (i.e., UPCIC) during December 2011 and the balance to the grantor (i.e., UIH) in December 2011 and January 2012.

There is no impact on UIH’s consolidated financial position, results of operations or cash flows, except for certain nominal expenses relating to federal excise taxes, brokerage fees, and expenses. Additionally, the funds held in trust are solely for the benefit of the Company’s affiliates within the consolidated group and are not for the benefit of a non-affiliated third party. As a result, the Company’s liquidity as a consolidated group is not affected. For these reasons, the Company does not believe it is necessary to classify funds held in trust, pursuant to reinsurance agreements between its affiliates, as restricted cash outside of cash and cash equivalents.

2.	In response to the Commission’s letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance, please contact me at (954) 958-1226.

Very truly yours,

/s/ George R. De Heer
George R. De Heer Chief Financial Officer